Exhibit 99
                             KEY TRONIC CORPORATION
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

     The objective of the Pro Forma Statement of Operations is to show what the significant effects on the historical financial information might have been had the Company acquired the Keyboard Division of Honeywell, Inc. on July 4, 1993. The amounts are based upon certain assumptions and estimates which Key Tronic Corporation believes are reasonable. The pro forma results do not necessarily represent results which would have occurred if the entities had constituted a single entity during such period and may not be indicative of future results.

NOTE 1
PRO FORMA STATEMENT OF OPERATIONS

     As required by APB Opinion No. 16, pro forma information on results of operations is presented for the three quarter periods ended April 1, 1995 and April 2, 1994. The results of operations is being reported as if the companies had combined at the beginning of each respective fiscal year.

     For the three quarters ended April 2, 1994 the information reported is one month of results of operations for the Honeywell Keyboard Division and the actual results of operations for Key Tronic Corporation, as Key Tronic Corporation's actual results include eight months of operations of the former Honeywell Keyboard Division.

NOTE 2
ALLOCATIONS

     Corporate allocations for services provided by Honeywell headquarters for the Keyboard Division were eliminated. These services were for payroll processing, employee benefit administration, treasury and banking services and in-house legal services. Key Tronic Corporation already performs these functions and does not anticipate increased costs in these areas.